    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 8, 2000



                                                      REGISTRATION NO. 333-50282

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              SANMINA CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               3672                              77-0228183
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)             IDENTIFICATION NUMBER)

                            2700 NORTH FIRST STREET
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 964-3500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                                   JURE SOLA
                                  CHAIRMAN AND
                            CHIEF EXECUTIVE OFFICER
                              SANMINA CORPORATION
                            2700 NORTH FIRST STREET
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 964-3500
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                   COPIES TO:

                         CHRISTOPHER D. MITCHELL, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (415) 493-9300

                            ------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER 8, 2000


                                 $1,660,000,000

                                 [SANMINA LOGO]


            Zero Coupon Convertible Subordinated Debentures due 2020


        and the common stock issuable upon conversion of the debentures


     We issued the debentures in a private placement in September 2000. This prospectus will be used by selling securityholders to resell their debentures and the common stock issuable upon conversion of their debentures.


     The debentures are convertible prior to maturity into common stock at an initial conversion rate of 3.2413 shares for each $1,000 principal amount at maturity. The conversion rate will not be adjusted for accrued original issue discount, but will be subject to adjustment in certain events.



     On or after September 12, 2005, we may redeem any of the debentures at the redemption prices set forth in this prospectus. Holders may require us to repurchase the debentures at the repurchase prices set forth in this prospectus on September 12, 2005, September 12, 2010 and September 12, 2015.



     Our common stock is quoted on the Nasdaq National Market under the symbol "SANM." On December 6, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $84.94 per share.


                           -------------------------


     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.


                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




                   This prospectus is dated December   , 2000

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.


                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Where You Can Find More Information.........................    2
Prospectus Summary..........................................    3
Risk Factors................................................    6
Use of Proceeds.............................................   15
Ratio of Earnings to Fixed Charges..........................   15
Description of Debentures...................................   16
Description of Capital Stock................................   31
Material United States Federal Income Tax Considerations....   32
Selling Securityholders.....................................   36
Plan of Distribution........................................   38
Legal Matters...............................................   39
Experts.....................................................   39


                           -------------------------

                      WHERE YOU CAN FIND MORE INFORMATION


     We file reports, proxy statements and other information with the Securities and Exchange Commission, in accordance with the Securities Exchange Act of 1934. You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the Commission at 450 Fifth Street, Judiciary Plaza, N.W., Washington, D.C. 20549-1004. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the Commission are available to the public over the Internet at the Commission's World Wide Web site at http://www.sec.gov.


     The Commission allows us to "incorporate by reference" into this prospectus the information we filed with the Commission. This means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus. Information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:


     - Our Annual Report on Form 10-K, as amended, for the fiscal year ended October 2, 1999;



     - Our Quarterly Reports on Form 10-Q, for the fiscal quarters ended January 1, 2000, as amended, April 1, 2000 and July 1, 2000; and



     - Our Current Reports on Form 8-K filed on July 7, 2000, September 5, 2000, and September 15, 2000.


     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                            Rick Ackel
                            Chief Financial Officer
                            Sanmina Corporation
                            2700 North First Street
                            San Jose, California 95134
                            (408) 964-3500

     You should rely only on the information incorporated by reference or provided in this prospectus or a prospectus supplement or amendment. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information in this prospectus or a prospectus supplement or amendment is accurate as of any date other than the date on the front of the documents.

                               PROSPECTUS SUMMARY


     Because this is a summary, it may not contain all information that may be important to you. You should read the entire prospectus, including the information incorporated by reference and the financial data and related notes, before making an investment decision. When used in this prospectus, the terms "we," "our," "us" and "Sanmina" refer to Sanmina Corporation and not to the selling securityholders.


                              SANMINA CORPORATION

     Sanmina is a leading independent provider of customized integrated electronic manufacturing services, known as EMS, including turnkey electronic assembly and manufacturing management services, to original equipment manufacturers, or OEMs, in the electronics industry. Our electronics manufacturing services consist primarily of the manufacture of complex printed circuit board assemblies using surface mount and pin-through-hole interconnection technologies, the manufacture of custom designed backplane assemblies, fabrication of complex multi-layered printed circuit boards, and testing and assembly of completed systems. In addition to assembly, turnkey manufacturing management also involves procurement and materials management, complex engineering services, and consultation on printed circuit board design and manufacturing. Through Sanmina Cable Systems, we also manufacture custom cable and wire harness assemblies for electronic industry OEMs. In addition, we have recently developed enclosure systems capabilities which manufactures and assembles metal enclosures that house large electronic systems and subsystems. As a result of these services, Sanmina can offer an end to end total EMS solution for its customers.

     We locate our manufacturing facilities near our customers and, increasingly, our customers' end users. Our assembly plants are located in Northern California, Richardson, Texas, the greater Boston, Massachusetts area, Manchester, New Hampshire, Durham, North Carolina, Guntersville, Alabama, Calgary, Alberta, Canada and Dublin, Ireland. Our printed circuit board fabrication facilities are located in Northern California, Southern California, the greater Boston, Massachusetts area and Nashua, New Hampshire. Sanmina Cable Systems' principal manufacturing facility is located in Carrollton, Texas. Our principal enclosure manufacturing facilities are located in the Toronto, Canada area. In June 2000, we acquired Essex AB, an EMS company with operations in Sweden and Finland. In June 2000, we completed our acquisition of Hadco Corporation and, as a result, we added printed circuit board fabrication facilities in metropolitan Boston, southern New Hampshire, New York state, Watsonville, California, San Jose, California, Santa Clara, California, Austin, Texas, Phoenix, Arizona and Kuching, Malaysia. This acquisition also added EMS operations in Salem, New Hampshire and San Jose, California. In June 2000, we completed the acquisition of Interworks, a leading designer and manufacturer of standard and custom modular subsystems focused on the networking equipment and communications sectors of the marketplace. In July 2000, we acquired EMS operations in the Shenzen region of the Peoples' Republic of China.

     Our principal offices are located at 2700 North First Street, San Jose, California 95134. Our telephone number at this location is (408) 964-3500. Our world wide web site is located at www.Sanmina.com. Information contained on our web site does not constitute part of this prospectus.

RECENT DEVELOPMENTS


     In August 2000, Sanmina acquired a design and engineering group from Nortel Networks. In October 2000, Sanmina completed its acquisition of the San Jose, California system integration and fulfillment operation of Lucent Technologies. Also in October 2000, Sanmina announced an OEM partnership with Siemens. This agreement is to acquire a 49.9% ownership interest in INBOARD, a wholly owned subsidiary of Siemens AG. INBOARD is a manufacturer of complex printed circuit boards, including the SIMOV technology.

                                 THE DEBENTURES


SECURITIES OFFERED.........  $1,660,000,000 aggregate principal amount at maturity of Zero Coupon Convertible Subordinated Debentures due 2020. We will not pay periodic interest on the debentures, except as described under "Description of Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."


YIELD TO MATURITY OF
  DEBENTURES...............  4% per year compounded semi-annually, calculated from September 12, 2000.

CONVERSION.................  You have the option to convert the debentures into our common stock at any time prior to maturity or their earlier redemption. You can convert the debentures into common stock at a fixed conversion rate of 3.2413 shares per $1,000 principal amount at maturity. The conversion rate will be subject to adjustment if certain events occur. See "Description of Debentures -- Conversion of Debentures by Holders."

                             You may exercise the option to convert only before the debentures reach maturity and before we redeem or repurchase them.


RANKING....................  The debentures are subordinated to all existing and future senior indebtedness. As of July 29, 2000, we had no indebtedness outstanding that would have constituted senior indebtedness. As of the same date, our subsidiaries had approximately $649.8 million of indebtedness and other liabilities outstanding to which the debentures would have been effectively subordinated (including trade and other payables); of this amount, $187.9 million is no longer outstanding as a result of the redemption of Hadco Corporation's senior notes. The indenture does not limit the amount of indebtedness, including senior indebtedness, that we and our subsidiaries may incur. See "Description of Debentures -- Subordination."



ORIGINAL ISSUE DISCOUNT....  The debentures are being offered at original issue discount for United States federal income tax purposes equal to the excess of their principal amount at maturity over the amount of their issue price. We will not make periodic cash payments of interest on the debentures, except as described under "Description of Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." Nonetheless, you should be aware that accrued original issue discount will be included periodically in your gross income for United States federal income tax purposes. See "Material United States Federal Income Tax Considerations."


                             You should be aware that you will be responsible for the payment of taxes that may be due even though you may not receive any cash payment at the time original issue discount is included in your gross income.


REDEMPTION AT OUR OPTION...  We cannot redeem the debentures before September
                             12, 2005. At any time on or after September 12, 2005, we can redeem all or part of the debentures for cash. You can convert the debentures after they are called for redemption at any time prior to the redemption date.

                             Redemption prices are equal to the issue price plus accrued original issue discount through the date of redemption. See "Description of
                             Debentures -- Redemption of Debentures at Our Option."

FUNDAMENTAL CHANGE.........  You may require us to repurchase the debentures if we experience a fundamental change. The fundamental change purchase price is equal to the issue price plus accrued original issue discount through the date of repurchase. See "Description of Debentures -- Repurchase at the Option of the Holder Upon a Fundamental Change."

REPURCHASE AT THE OPTION OF
  THE HOLDER...............  You may require us to repurchase the debentures on
                             September 12, 2005, September 12, 2010 and
                             September 12, 2015 for a purchase price equal to the issue price plus accrued original issue discount through the date of repurchase. We may elect to pay all or a portion of the purchase price in common stock instead of cash, subject to certain conditions. See "Description of
                             Debentures -- Repurchase of Debentures at the Option of the Holder."

CONVERSION TO SEMIANNUAL
  COUPON DEBENTURE.........  If a tax event prevents us from deducting original issue discount payable on the debentures, we can elect to pay you interest in cash and terminate the further accrual of original issue discount. See "Description of Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."

USE OF PROCEEDS............  We will not receive any of the proceeds from the sale by any selling securityholder of the debentures or the underlying common stock.

                                  RISK FACTORS

     Before you invest in the debentures or shares of common stock underlying the debentures, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus, before you decide whether to purchase the debentures. The risks set out below are not the only risks we face.

     If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of the debentures and common stock could decline, and you may lose all or part of your investment.

     Keep these risk factors in mind when you read "forward-looking" statements elsewhere in this prospectus and in the documents incorporated herein by reference. These are statements that relate to our expectations for future events and time periods. Generally, the words "anticipate," "expect," "intend" and similar expressions identify forward-looking statements. Forward-looking statements involve risks and uncertainties, and future events and circumstances could differ significantly from those anticipated in the forward-looking statements.

SANMINA IS HEAVILY DEPENDENT ON THE ELECTRONICS INDUSTRY, AND CHANGES IN THE INDUSTRY COULD HARM SANMINA'S BUSINESS AND OPERATING RESULTS.

     Sanmina's business is heavily dependent on the health of the electronics industry. Sanmina's customers are manufacturers in the communications, industrial and medical instrumentation and high-speed computer systems sectors of the electronics industry. These industry sectors, and the electronics industry as a whole, are subject to rapid technological change and product obsolescence. Sanmina's customers can discontinue or modify products containing components manufactured by Sanmina. Any discontinuance or modification of orders or commitments could harm Sanmina's operating results. The electronics industry is also subject to economic cycles and has in the past experienced, and is likely in the future to experience, recessionary periods. A general recession in the electronics industry could harm Sanmina's business and operating results.

SANMINA TYPICALLY DOES NOT OBTAIN LONG-TERM VOLUME PURCHASE COMMITMENTS FROM CUSTOMERS, AND CANCELLATIONS AND RESCHEDULING OF PURCHASE ORDERS COULD HARM SANMINA'S OPERATING RESULTS AND CAUSE ITS STOCK PRICE TO DECLINE.

     Sanmina typically does not obtain long-term volume purchase contracts from its customers. Customer orders may be canceled and volume levels may be changed or delayed. For example, Sanmina experienced certain cancellation and rescheduling of shipment dates of customer orders during the fourth fiscal quarter of 1998. As a result, Sanmina's results of operations for that quarter failed to meet the expectations of stock market analysts, and the price of Sanmina common stock declined. Sanmina cannot assure you that it will be able to replace canceled, delayed or reduced contracts with new business. As a result, future cancellations or rescheduling of orders or commitments could cause Sanmina's operating results to be below expectations, which would likely cause Sanmina's stock price to decline.

SANMINA'S RESULTS OF OPERATIONS CAN BE AFFECTED BY A VARIETY OF FACTORS, WHICH COULD CAUSE SANMINA'S OPERATING RESULTS TO FAIL TO MEET EXPECTATIONS AND SANMINA'S STOCK PRICE TO DECLINE.

     Sanmina's results of operations have varied and may continue to fluctuate significantly from period to period, including on a quarterly basis. Sanmina's operating results are affected by a number of factors. These factors include:

     - timing of orders from major customers;

     - mix of products ordered by and shipped to major customers, including the mix between backplane assemblies and printed circuit board assemblies;

     - the volume of orders as related to Sanmina's capacity;

     - pricing and other competitive pressures;

     - component shortages, which could cause Sanmina to be unable to meet customer delivery schedules;

     - Sanmina's ability to effectively manage inventory and fixed assets; and

     - Sanmina's ability to time expenditures in anticipation of future sales.

     Sanmina's results can also be significantly influenced by development and introduction of new products by Sanmina's customers. From time to time, Sanmina experiences changes in the volume of sales to each of Sanmina's principal customers, and operating results may be affected on a period-to-period basis by these changes. Sanmina's customers generally require short delivery cycles, and a substantial portion of Sanmina's backlog is typically scheduled for delivery within six months. Quarterly sales and operating results therefore depend in large part on the volume and timing of bookings received during the quarter, which are difficult to forecast. Sanmina's backlog also affects its ability to plan production and inventory levels, which could lead to fluctuations in operating results. In addition, a significant portion of Sanmina's operating expenses are relatively fixed in nature and planned expenditures are based in part on anticipated orders. Any inability to adjust spending quickly enough to compensate for any revenue shortfall may magnify the adverse impact of such revenue shortfall on Sanmina's results of operations. Results of operations in any period should not be considered indicative of the results to be expected for any future period. In addition, fluctuations in operating results may also result in fluctuations in the price of Sanmina common stock.

SANMINA IS DEPENDENT ON A SMALL NUMBER OF CUSTOMERS FOR A LARGE PORTION OF SANMINA'S REVENUES, AND DECLINES IN SALES TO MAJOR CUSTOMERS COULD HARM SANMINA'S OPERATING RESULTS.

     A small number of customers are responsible for a significant portion of Sanmina's net sales. During the first nine months of fiscal year 2000, fiscal year 1999 and fiscal year 1998, sales to Sanmina's ten largest customers accounted for 56%, 49% and 44%, respectively, of Sanmina's net sales. For the first nine months of fiscal 2000, sales to only one customer represented more than 10% of Sanmina's net sales. For fiscal 1999, only sales to Cisco Systems represented more than 10% of Sanmina's net sales. For fiscal 1998, no single customer exceeded 10% of net sales. This customer information gives effect to the restatement of Sanmina's results of operations to reflect the acquisitions of Hadco and Essex.

     Although Sanmina cannot assure you that its principal customers will continue to purchase products and services from Sanmina at current levels, if at all, Sanmina expects to continue to depend upon its principal customers for a significant portion of Sanmina's net sales. Sanmina's customer concentration could increase or decrease, depending on future customer requirements, which will be dependent in large part on market conditions in the electronics industry segments in which Sanmina's customers participate. The loss of one or more major customers or declines in sales to major customers could significantly harm Sanmina's business and operating results and lead to declines in the price of Sanmina common stock.

SANMINA IS SUBJECT TO RISKS ASSOCIATED WITH ITS STRATEGY OF ACQUISITIONS, AND THESE RISKS COULD HARM SANMINA'S OPERATING RESULTS AND CAUSE ITS STOCK PRICE TO DECLINE.

     Sanmina has, for the past several fiscal years, pursued a strategy of growth through acquisitions. These acquisitions have involved acquisitions of entire companies, such as the November 1997 acquisition of Elexsys International, Inc., the November 1998 acquisition of Altron, Incorporated, the December 1998 acquisition of Telo Electronics, Inc., the March 1999 acquisition of Manu-Tronics, Inc., the June 2000 acquisition of Essex AB, the June 2000 acquisition of Hadco Corporation and the July 2000 acquisition of Well Grown, Ltd.

     In addition, Sanmina has in other instances acquired selected assets, principally equipment, inventory and customer contracts and, in certain cases, facilities or facility leases. Acquisitions of this nature completed by Sanmina include the November 1996 acquisitions of the Guntersville, Alabama operations of Comptronix Corporation and certain assets of the custom manufacturing services division of Lucent Technologies. In October and November 1999, Sanmina acquired the electronics assembly operations of Nortel Networks located in Calgary, Canada and Chateaudun, France. In October 1999, Sanmina also acquired the electronics enclosure systems business of Devtek, located in Toronto, Canada. In March 2000, Sanmina acquired a printed circuit board assembly operation located principally in San Antonio, Texas from Harris Corporation. In March 2000, Sanmina also acquired an electromechanical assembly operation located in Clinton, North Carolina from Alcatel USA. Acquisitions of companies and businesses and expansion of operations involve certain risks, including the following:

     - the potential inability to successfully integrate acquired operations and businesses or to realize anticipated synergies, economies of scale or other value;

     - diversion of management's attention;

     - difficulties in scaling up production at new sites and coordinating management of operations at new sites;

     - the possible need to restructure, modify or terminate customer relationships of the acquired company; and

     - loss of key employees of acquired operations.

     Accordingly, Sanmina may experience problems in integrating the recently acquired operations or operations associated with any future acquisition. Sanmina therefore cannot assure you that any recent or future acquisition will result in a positive contribution to Sanmina's results of operations. Furthermore, Sanmina cannot assure you that Sanmina will realize value from any acquisition which equals or exceeds the consideration paid. In particular, the successful combination of Sanmina and any businesses Sanmina acquires in the future will require substantial effort from each company, including the integration and coordination of sales and marketing efforts. The diversion of the attention of management and any difficulties encountered in the transition process, including, the interruption of, or a loss of momentum in, the activities of any future acquisition, problems associated with integration of management information and reporting systems, and delays in implementation of consolidation plans, could harm Sanmina's ability to realize the anticipated benefits of any future acquisition. Any failure of Sanmina to realize the anticipated benefits of its acquisitions could harm Sanmina's business and operating results, and could cause the price of its common stock to decline. In addition, future acquisitions may result in dilutive issuances of equity securities, the incurrence of additional debt, large one-time write-offs and the creation of goodwill or other intangible assets that could result in amortization expense. These factors could harm Sanmina's business and operating results and cause the price of Sanmina's common stock to decline.

     In addition, Sanmina has pursued and expects to continue to pursue opportunities to acquire assembly operations being divested by electronics industry OEMs. Sanmina expects that competition for these opportunities among electronics manufacturing services firms will be intense as these transactions typically enable the acquirer to enter into long-term supply arrangements with the divesting OEM. Accordingly, Sanmina's future results of operations could be harmed if it is not successful in attracting a significant portion of the OEM divestiture transactions Sanmina pursues. In addition, due to the large scale and long-term nature of supply arrangements typically entered into in OEM divestiture transactions and because cost reductions are generally a major reason why the OEM is divesting operations, pricing of manufacturing services may be less favorable to the manufacturer than in standard contractual relationships. For example, Sanmina experienced declines in gross margins in the first quarter of fiscal 2000 due to Sanmina's increase in sales to Nortel under Sanmina's supply agreement relating to the operations it acquired. As Sanmina enters into new OEM divestiture transactions, Sanmina may experience further erosion in gross margins.

SANMINA MAY EXPERIENCE COMPONENT SHORTAGES, WHICH WOULD CAUSE SANMINA TO DELAY SHIPMENTS TO CUSTOMERS, RESULTING IN POTENTIAL DECLINES IN REVENUES AND OPERATING RESULTS.

     Recently, a number of components purchased by Sanmina and incorporated into assemblies and subassemblies it produces have been the subject of shortages. These components include application-specific integrated circuits, capacitors and connectors. Unanticipated component shortages caused Sanmina to be unable to make certain scheduled shipments to customers in the first nine months of fiscal 2000 and may do so in the future. The inability to make scheduled shipments in the future could cause Sanmina to experience a shortfall in revenues. Sanmina could also experience negative customer goodwill due to the delay in shipment. Component shortages may also increase Sanmina's cost of goods due to premium charges it must pay to purchase components in short supply and due to changes in the mix of assemblies shipped to customers. For example, shortages in certain components negatively affected Sanmina's operating results and contributed to an increase in inventory levels during the first nine months of fiscal 2000. Accordingly, component shortages could harm Sanmina's operating results for a particular fiscal period due to the resulting revenue shortfall or cost increases and could also damage customer relationships over a longer-term period.

     Sanmina is subject to competition and technological change, and its business may be harmed by competitive pressures and failure to adapt to technological changes. The electronic interconnect industry is highly fragmented and characterized by intense competition. Sanmina competes in the technologically advanced segment of the interconnect market, which is also highly competitive but is much less fragmented than the industry as a whole. Sanmina's competitors consist primarily of larger manufacturers of interconnect products, and some of these competitors have greater manufacturing and financial resources than Sanmina as well as greater surface mount assembly capacity. As a participant in the interconnect industry, Sanmina must continually develop improved manufacturing processes to accommodate its customers' needs for increasingly complex products. During periods of recession in the electronics industry, Sanmina's competitive advantages in the areas of quick turnaround manufacturing and responsive customer service may be of reduced importance to electronics OEMs, who may become more price sensitive. In addition, captive interconnect manufacturers seek orders in the open market to fill excess capacity, thereby increasing price competition.

     In addition, Sanmina may be at a competitive disadvantage with respect to price when compared to manufacturers with lower cost structures, particularly those with offshore facilities where labor and other costs are lower. Sanmina currently has offshore facilities in China and Malaysia. Although Sanmina plans to establish other offshore facilities, Sanmina may not do so in time to be competitive.

ENVIRONMENTAL MATTERS ARE A KEY CONSIDERATION IN SANMINA'S BUSINESS, AND FAILURE TO COMPLY WITH THE REQUIREMENTS OF ENVIRONMENTAL LAWS COULD HARM SANMINA'S BUSINESS.

     Sanmina is subject to a variety of local, state and federal environmental laws and regulations relating to the storage, use, discharge and disposal of chemicals, solid waste and other hazardous materials used during their manufacturing processes, as well as air quality regulations and restrictions on water use. Proper waste disposal is a major consideration for printed circuit board manufacturers because metals and chemicals are used in the manufacturing process. Maintenance of environmental controls is also important in the electronics assembly process. When violations of environmental laws occur, Sanmina can be held liable for damages and the costs of remedial actions and can also be subject to revocation of permits necessary to conduct its businesses. There can be no assurance that violations of environmental laws will not occur in the future as a result of the inability to obtain permits, human error, equipment failure or other causes. Any permit revocations could require Sanmina to cease or limit production at one or more facilities, which could seriously harm Sanmina's business, financial condition and results of operations. Moreover, the failure to comply with present and future regulations could restrict the combined company's ability to expand facilities or could require it to acquire costly equipment or to incur other significant expenses to comply with environmental regulations.

     Environmental laws could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. Sanmina operates in several environmentally sensitive locations and is subject to potentially conflicting and changing regulatory agendas of political, business and environmental groups. Changes or restrictions on discharge limits, emissions levels, permitting requirements or processes, or material storage or handling might require a high level of unplanned capital investment and/or relocation. Compliance with new or existing regulations could seriously harm Sanmina's business, financial condition and results of operations.

SANMINA IS SUBJECT TO ENVIRONMENTAL CONTINGENCIES AT SITES OPERATED BY ACQUIRED COMPANIES AND COULD INCUR SUBSTANTIAL COSTS FOR ENVIRONMENTAL REMEDIATION AND RELATED ACTIVITIES AT THESE SITES.

     In November 1997, Sanmina acquired Elexsys International, Inc. which became Sanmina's wholly-owned subsidiary. Several facilities owned or occupied by Elexsys at the time of the merger, or formerly owned or occupied by Elexsys or companies acquired by Elexsys, had either soil contamination or contamination of groundwater underneath or near the facility including the following: contamination was discovered at Elexsys' Irvine, California facility in 1989 and Elexsys voluntarily installed a groundwater remediation system at the facility in 1994. Additional investigation is being undertaken by other parties in the area at the request of the California Regional Water Quality Control Board. It is unknown whether any additional remediation activities will be required as a result of such investigations or whether any third-party claims will be brought against Sanmina alleging that they have been damaged in any way by the existence of the contamination at the Irvine facility. Sanmina has been required by the California Department of Toxic Substances Control to undertake investigation of soil and/or groundwater at certain facilities formerly owned or occupied by a predecessor company to Elexsys in Mountain View, California. Depending upon the results of this soil sampling and groundwater testing, Sanmina could be ordered to undertake soil and/or groundwater cleanup. To date, Sanmina has not been ordered to undertake any soil or groundwater cleanup activities at the Mountain View facilities, and Sanmina does not believe any such activities should be required. Test results received to date are not sufficient to enable Sanmina to determine whether or not such cleanup activities are likely to be mandated.

     Contamination has also been discovered at other current and former Elexsys facilities and has been reported to the relevant regulatory agencies. No remediation or further investigation of such contamination has been required by regulatory agencies. To date, the cost of the various investigations and the cost of operating the remediation system at the Irvine facility have not been material to Sanmina's financial condition. However, in the event Sanmina is required to undertake additional groundwater or soil cleanup, the costs of such cleanup are likely to be substantial. Sanmina is currently unable to estimate the amount of such soil and groundwater cleanup costs because no soil or groundwater cleanup has been ordered and Sanmina cannot determine from available test results what remediation activities, if any, are likely to be required. Sanmina believes, based on the limited information currently available, that the cost of any groundwater or soil clean-up that may be required would not harm Sanmina's business, financial condition and results of operations. Nevertheless, the process of remediating contaminated soil and groundwater is costly, and if Sanmina is required to undertake substantial remediation activities at one or more of the former Elexsys facilities, there can be no assurance that the costs of such activities would not harm Sanmina's business, financial condition and results of operations.

     In November 1998, Sanmina acquired Altron Incorporated, which became a wholly-owned subsidiary of Sanmina. Altron was advised in 1993 by Olin Corporation that contamination resulting from activities of prior owners of property owned by Olin Corporation and located close to the Altron manufacturing plant in Wilmington, Massachusetts, had migrated under the Altron plant. Olin has assumed full responsibility for any remediation activities that may be required and has agreed to indemnify and hold Altron harmless from any and all costs, liabilities, fines, penalties, charges and expenses arising from and relating to any action or requirement, whether imposed by statute, ordinance, rule, regulation, order, decree or by general principles of law to remediate, clean up or abate contamination emanating from the Olin site. Although Sanmina believes that Olin's assumption of responsibility will result in no remediation cost to Altron from the contamination, there can be no assurance that Altron will not be subject to some costs regarding this matter, but Sanmina does not anticipate that such costs, if any, will be material to its financial condition or results of operations.

     Sanmina has been named as a potentially responsible party at several contaminated disposal sites as a result of the past disposal of hazardous waste by companies acquired by Sanmina or their corporate predecessors. While liabilities for such historic disposal activities have not been material to Sanmina's financial condition to date, there can be no guarantee that past disposal activities will not result in material liability to Sanmina in the future.

HADCO, WHICH WAS RECENTLY ACQUIRED BY SANMINA, IS SUBJECT TO ENVIRONMENTAL CONTINGENCIES AT SITES CURRENTLY OR FORMERLY OPERATED BY IT AND COULD INCUR SUBSTANTIAL COSTS FOR ENVIRONMENTAL REMEDIATION AND RELATED ACTIVITIES AT THESE SITES.

     In June 2000, Sanmina completed its acquisition of Hadco, which is now a wholly-owned subsidiary of Sanmina. Hadco is aware of certain chemicals that exist in the ground at certain of its facilities. Hadco has notified various governmental agencies and continues to work with them to monitor and resolve these matters. During March 1995, Hadco received a Record Of Decision from the New York State Department of Environmental Conservation, regarding soil and groundwater contamination at its Owego, New York facility. Based on a Remedial Investigation and Feasibility Study for apparent on-site contamination at that facility and a Focused Feasibility Study, each prepared by environmental consultants of Hadco, the New York State Department of Environmental Conservation has approved a remediation program of groundwater withdrawal and treatment and iterative soil flushing. Hadco has executed a Modification of the Order on Consent to implement the approved Record of Decision. Capital equipment for this remediation has already been acquired by Hadco, and future operation and maintenance costs, which will be incurred and expended over the estimated life of the program of the next 28 years, are estimated at between $40,000 and $100,000 per year. In the summer of 1998, the New York State Department of Environmental Conservation took additional samples from a wetland area near Hadco's Owego facility. Analytical reports of earlier sediment samples indicated the presence of certain inorganics. The new samples showed elevated levels of certain metals, but the New York State Department of Environmental Conservation has not made a determination as to the potential source of such metals, the remedial action to be taken, or the persons to undertake and/or pay for any remediation. Hadco and/or other third parties may be required to conduct additional investigations and remediation at that location, the costs of which are currently indeterminable.

     Hadco commenced the operation of a groundwater extraction system at its Derry, New Hampshire facility to address certain groundwater contamination and groundwater migration control issues. Further investigation is underway to determine the areal extent of the groundwater contaminant plume. Because of the uncertainty regarding both the quantity of contaminants beneath the building at the site and the long-term effectiveness of the groundwater migration control system Hadco has installed, it is not possible to make a reliable estimate of the length of time remedial activity will have to be performed. However, it is anticipated that the groundwater extraction system will be operated for at least 30 years. Hadco may be required to conduct additional investigations and remediation relating to the Derry facility. The total costs of such groundwater extraction system and of conducting any additional investigations and remediation relating to the Derry facility are not fully determinable.

     Hadco is one of 33 entities which have been named as potentially responsible parties in a lawsuit pending in the federal district court of New Hampshire concerning environmental conditions at the Auburn Road, Londonderry, New Hampshire landfill site. Local, state and federal entities and certain other parties to the litigation seek contribution for past costs, totaling approximately $20 million, allegedly incurred to assess and remediate the Auburn Road site. In December 1996, following publication and comment period, the EPA amended the Record of Decision to change the remedy at the Auburn Road site from active groundwater remediation to future monitoring. In June 1999, Hadco entered into a Consent Decree with 30 of the defendants and third party defendants. The Consent Decree was approved by the Court in March 2000. Under the terms of the Consent Decree, Hadco is a cash-out party and does not have responsibility for performance of ongoing remedial or monitoring work at the site.

     From 1974 to 1980, Hadco operated a printed circuit manufacturing facility in Florida as a lessee. This property is the subject of a pending lawsuit in the circuit court for Broward County, Florida and an investigation by the Florida Department of Environmental Protection. In connection with the investigation, Hadco and others have participated in alternative dispute resolution regarding the site with an independent mediator. Mediation sessions began in 1992 and continued over the next several years through May 1998. In June 1995, Hadco and Gould, Inc., another prior lessee of the site, were joined as third-party defendants in the pending Florida lawsuit by a party who had previously been named as a defendant when the Florida lawsuit was commenced in 1993 by the Florida Department of Environmental Protection. As a result of the mediation, a Settlement Agreement was entered into among Hadco, Gould and the Florida

Department of Environmental Protection in March 1999. The third-party complaints against Hadco and Gould in the pending Florida lawsuit were dismissed. The Settlement Agreement provides that Hadco and Gould will undertake remedial action based on a Supplemental Contamination Assessment Report and a later Feasibility Study, which has been prepared by a consultant to Hadco and Gould and approved by the Florida Department of Environmental Protection. The estimated cost of the recommended source removal described in the Feasibility Study is approximately $165,000, and for ongoing monitoring and remediation is approximately $2.1 million. Actual remedial activities have not yet commenced but are expected to begin in the near future.

     In March 1993, the EPA notified Hadco Santa Clara of its potential liability for maintenance and remediation costs in connection with a hazardous waste disposal facility operated by Casmalia Resources, a California Limited Partnership, in Santa Barbara County, California. The EPA identified Hadco Santa Clara as one of the 65 generators which had disposed of the greatest amounts of materials at the site. Based on the total tonnage contributed by all generators, Hadco Santa Clara's share is estimated at approximately 0.2% of the total weight.

     The Casmalia site was regulated by the EPA during the period when the material was accepted. There is no allegation that Hadco Santa Clara violated any law in the disposal of material at the sites. Rather the EPA's actions stemmed from the fact that Casmalia Resources may not have the financial means to implement a closure plan for the site and because of Hadco Santa Clara's status as a generator of hazardous waste.

     In June 1997, the United States District Court in Los Angeles, California approved and entered a Consent Decree among the EPA and 49 entities (including Hadco Santa Clara) acting through the Casmalia Steering Committee. The Consent Decree sets forth the terms and conditions under which the Casmalia Steering Committee will carry out work aimed at final closure of the site. Certain closure activities will be performed by the Casmalia Steering Committee. Later work will be performed by the Casmalia Steering Committee, if funded by other parties. Under the Consent Decree, the settling parties will work with the EPA to pursue the non-settling parties to ensure they participate in contributing to the closure and long-term operation and maintenance of the facility.

     The EPA will continue as the lead regulatory agency during the final closure work. Because long-term maintenance plans for the site will not be determined for a number of years, it has not yet been decided which regulatory agency will oversee this phase of the work plan or how the long-term costs will be funded. However, the Consent Decree provides a mechanism for ensuring that an appropriate federal, state or local agency will assume regulatory responsibility for long-term maintenance.

FAILURE TO MANAGE SANMINA'S GROWTH MAY SERIOUSLY HARM ITS BUSINESS.

     Sanmina's business has grown in recent years through both internal expansion and acquisitions, and continued growth may cause a significant strain on Sanmina's infrastructure and internal systems. To manage its growth effectively, Sanmina must continue to improve and expand its management information systems. Sanmina will face additional growth management challenges, particularly as a result of its recent acquisitions in Europe and Asia. Future acquisitions, both in the United States and internationally, could place additional strains on Sanmina's management infrastructure. If Sanmina is unable to manage growth effectively, its results of operations could be harmed.

SANMINA'S EXISTING INTERNATIONAL OPERATIONS AND PLANS TO EXPAND INTERNATIONAL OPERATIONS INVOLVE ADDITIONAL RISKS, AND FAILURE TO EFFECTIVELY EXPAND INTERNATIONALLY COULD HARM SANMINA'S OPERATING RESULTS.

     Sanmina opened its first overseas facility, located in Dublin, Ireland, in June 1997. During June 2000 and July 2000, Sanmina acquired operations in China, Sweden and Finland. By virtue of the Hadco acquisition, Sanmina acquired operations in Ireland and Malaysia. A number of risks are inherent in international operations and transactions. International sales and operations may be limited or disrupted by the imposition of government controls, export license requirements, political and economic instability, trade restrictions, changes in tariffs, labor unrest and difficulties in staffing, coordinating communications among and managing international operations. Additionally, Sanmina's business and operating results may be harmed by fluctuations in international currency exchange rates as well as increases in duty rates, difficulties in obtaining export licenses, misappropriation of intellectual property, constraints on Sanmina's ability to maintain or increase prices, and competition. Sanmina cannot assure you that it will realize the anticipated strategic benefits of its international expansion or that international operations will contribute positively to Sanmina's business and operating results.

     In addition, to respond to competitive pressures and customer requirements, Sanmina plans to further expand internationally in lower cost locations, particularly additional locations in Asia and Latin America. As a result of this proposed expansion, Sanmina could encounter difficulties in scaling up production at overseas facilities or in coordinating Sanmina's United States and international operations. In addition, Sanmina may not realize anticipated revenue growth at new international operations. Sanmina may elect to establish start-up operations rather than acquiring existing businesses, which would require Sanmina to recruit management and other personnel and build a customer base at a completely new operation. Accordingly, unanticipated problems Sanmina encounters in establishing new international operations could harm its business and operating results and cause its stock price to decline.

SANMINA IS SUBJECT TO RISKS RELATED TO INTELLECTUAL PROPERTY RIGHTS HELD BY THIRD PARTIES.

     Sanmina is subject to risks related to intellectual property rights held by third parties. In certain cases, Sanmina may find it necessary or desirable to license or otherwise acquire rights to intellectual property rights held by others. In July 2000, Sanmina settled one such dispute through a licensing arrangement with the Lemelson Foundation. Other such disputes, which could involve Sanmina in litigation or in administrative proceedings before the United States Patent and Trademark Office or patent authorities in foreign countries, could arise in the future. These proceedings could be costly to conduct and could also result in the diversion of management time and attention. In addition, adverse determinations in any proceedings of this nature could require Sanmina to pay monetary damages and could also result in the loss of intellectual property rights. In the event Sanmina were able to settle disputes through licensing or similar arrangements, the costs of these licenses could be substantial. Accordingly, future disputes regarding intellectual property rights could harm Sanmina's business, financial condition and results of operations.

SANMINA DEPENDS ON CERTAIN KEY PERSONNEL, AND THE LOSS OF KEY PERSONNEL MAY HARM SANMINA'S BUSINESS.

     Sanmina's future success depends in large part on the continued service of its key technical and management personnel and on its ability to continue to attract and retain qualified employees, particularly those highly skilled design, process and test engineers involved in the manufacture of existing products and the development of new products and processes. The competition for such personnel is intense, and the loss of key employees, none of whom is subject to an employment agreement for a specified term or a post-employment non-competition agreement, could harm Sanmina's business.

THE DEBENTURES ARE SUBORDINATED.

     The debentures will be unsecured and subordinated in right of payment to all or our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the debentures due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the debentures only after all senior indebtedness has been paid in full. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding debentures. The debentures also will be effectively subordinated to the liabilities, including trade payables, of any of our subsidiaries. Neither we nor our subsidiaries are limited from incurring debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the debentures could be adversely affected. As of July 29, 2000, we had no senior indebtedness outstanding, and our subsidiaries had $649.8 million of debt and other liabilities outstanding (including trade and other payables). Of this amount, $187.9 million is no longer outstanding as result of to the redemption of Hadco's senior debentures. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur other additional debt and liabilities. See "Description of Debentures -- Subordination."

SANMINA MAY NOT BE ABLE TO REPURCHASE OR REDEEM DEBENTURES.

     On September 12, 2005, September 12, 2010 and September 12, 2015, we will be obligated to repurchase, at your election, any outstanding debentures. In addition, you may require us to redeem all or a portion of your debentures in the event of a fundamental change. We may not have enough funds to pay the repurchase price on a purchase date (in which case, we could be required to issue common stock to pay the repurchase price) or pay the redemption price in the event of a fundamental change. Any future credit agreements or other debt agreements may provide that a fundamental change or our obligation to purchase or redeem the debentures upon a fundamental change would be an event of default under this debt agreement. As a result, we may be restricted or prohibited from repurchasing or redeeming the debentures. If we are prohibited from repurchasing or redeeming the debentures, we would seek the consent of then-existing lenders to repurchase or redeem the debentures or we would attempt to refinance the debt. If we are unable to obtain a consent or refinance the debt, we would be prohibited from repurchasing or redeeming the debentures, which would result in an event of default under the indenture. In these circumstances, or if a fundamental change resulted in an event of default under any lending agreement, the subordination provisions of the indenture would probably restrict or prohibit payments to you. The term "fundamental change" is limited to specified transactions and may not include other events that might adversely affect our financial condition. Our obligation to offer to redeem the debentures upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving Sanmina. See "Description of Debentures -- Repurchase of Debentures at the Option of the Holder" and "-- Repurchase at the Option of the Holder Upon a Fundamental Change."

A PUBLIC MARKET MAY NOT DEVELOP FOR THE DEBENTURES.

     The initial purchasers in the initial private placement have advised us that they currently intend to make a market in the debentures. However, the initial purchasers are not obligated to make a market and may discontinue this market making activity at any time without notice. In addition, market making activity by the initial purchasers will be subject to the limits imposed by the Securities Act and the Exchange Act. As a result, we cannot assure you that any market for the debentures will develop or, if one does develop, that it will be maintained. If an active market for the debentures fails to develop or be sustained, the trading price of the debentures could be materially adversely affected.

THE DEBENTURES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED.

     Sanmina believes it is likely that one or more rating agencies may rate the debentures. If one or more rating agencies assign the debentures a rating lower than expected by investors, the market price of the debentures and our common stock would be materially and adversely affected.

SANMINA'S STOCK PRICE MAY BE VOLATILE.

     The trading price of our common stock has been and could in the future be subject to significant fluctuations in response to:

     - variations in quarterly operating results;

     - developments in the electronics industry;

     - general economic conditions, and

     - changes in securities analysts' recommendations regarding Sanmina's securities and other factors.

In addition, the stock market in recent years has experienced significant price and volume fluctuations which have affected the market prices of technology companies and which have often been unrelated to or disproportionately impacted by the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our debentures and the common stock into which the debentures are convertible.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale by any selling securityholder of the debentures or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                                                                   NINE MONTHS
                                                YEAR ENDED SEPTEMBER 30,              ENDED
                                          -------------------------------------   -------------
                                          1995    1996    1997    1998    1999    2000    1999
                                          -----   -----   -----   -----   -----   -----   -----
Ratio of earnings to fixed charges......  37.4x   18.5x    5.0x    3.5x    5.0x    6.2x    4.0x

     These computations include us and our consolidated subsidiaries. For these ratios, "earnings" represents income before taxes plus fixed charges. "Fixed charges" consists of interest expense, charges and amortization of debt, expenses and discount on premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense Sanmina believes to be representative of interest.

                           DESCRIPTION OF DEBENTURES


     The debentures have been issued under an indenture dated as of September 12, 2000 between us and Wells Fargo Bank Minnesota, National Association, as trustee. We have summarized the material terms and provisions of the indenture in this section. You should read the indenture for additional information before you buy any of these debentures. References in this section to "us," "we," "our" and "Sanmina" are solely to Sanmina Corporation and not to our subsidiaries.


GENERAL


     The debentures are unsecured obligations of our company and are subordinate in right of payment to our obligations described under "-- Subordination." The debentures are limited to $1,660,000,000 aggregate principal amount at maturity. The debentures are scheduled to mature on September 12, 2020. The debentures are being offered at a substantial discount from their principal amount at maturity and will therefore have original issue discount for U.S. federal income tax purposes. See "Material United States Federal Income Tax Considerations."



     There will be no periodic cash payments of interest on the debentures, except as described under "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." In periods during which a debenture remains outstanding, the accrual of original issue discount will be compounded semi-annually using a year composed of twelve 30-day months. Original issue discount is the difference between the issue price of a debenture and its principal amount at maturity. The accrual of original issue discount will commence on the date the debentures are issued. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures, will cease to accrue upon conversion, repurchase or redemption of the debentures under the terms of the indenture.


     The principal amount at maturity of each debenture is payable at the office or agency of the paying agent, in the Borough of Manhattan, The City of New York, which shall initially be an office or agency of the trustee, or any other office of the paying agent maintained for this purpose. You may present debentures for conversion into common stock at the office of the conversion agent. Debentures in definitive form may be presented for exchange for other debentures or registration of transfer at the office of the registrar. The trustee will initially serve as paying agent, conversion agent and registrar. We will not impose a service charge for any registration, transfer or exchange of debentures. However, we may require the holder to pay for any tax, assessment or other governmental charge to be paid in connection with any registration, transfer or exchange of debentures.


SUBORDINATION


     The debentures are subordinated to the prior payment of all of our senior indebtedness.

     If we dissolve, wind up, liquidate our reorganize our business, we will repay our senior indebtedness before we make any payment on the debentures. If the debentures are accelerated because of an event of default, we will pay the holders of any senior indebtedness in full before we pay the debenture holders. We must promptly notify the holders of any senior indebtedness if there is an event of default under the indenture.

     We may not make any payment on the debentures if there is:


     - a default in the payment of senior indebtedness; or



     - any other default of designated senior indebtedness that permits the holders of designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice.

     We may resume payments on the debentures:

     - in case of any payment default, on the date the default is cured, waived or ceases to exist; and

     - in the case of any non-payment default, on the earlier of (A) the date the non-payment default is cured, waived, or ceases to exist, and (B) 179 days after the date on which the trustee receives the payment blockage notice.

     No new period of payment blockage may be commenced unless:

     - 365 days have elapsed since the initial effectiveness of the immediately preceding payment blockage notice; and

     - all scheduled payments of principal amount at maturity, issue price, original issue discount, redemption price, repurchase price, fundamental change purchase price and interest, if any, on the debentures that have become due and payable have been fully paid in cash.

     No non-payment default that existed on the date of delivery of any payment blockage notice to the trustee shall be the basis for any later payment blockage notice.

     If the trustee or any debenture holder receives any payment or distribution, then they must hold the payment in trust for the benefit of holders of senior indebtedness. In the event of our bankruptcy, dissolution or reorganization, holders of our senior indebtedness may receive more, ratably, and holders of the debentures may receive less, ratably, than our other creditors.

     We will pay the trustee reasonable compensation and will indemnify the trustee against certain liabilities it may incur in connection with its duties. The trustee's claims for compensation and indemnification generally will be senior to the claims of debenture holders.

DEFINITIONS

     "INDEBTEDNESS" means:

          (1) all of our indebtedness, obligations and other liabilities

             (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks or

             (B) evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets or only to a portion of the assets, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with obtaining materials or services;

          (2) all of our obligations with respect to letters of credit, bank guarantees or bankers' acceptances;

          (3) all of our obligations under leases that are required to be accounted for as capitalized leases under generally accepted accounting principles;

          (4) all of our obligations under synthetic leases or any other leases or related documents, including purchase agreements, in connection with leases of real property that provide that we are contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and our obligations under such leases or related documents to purchase or to cause a third person to purchase the leased property;

          (5) all of our obligations with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

          (6) all direct or indirect guarantees or similar agreements by us in respect of, and all of our obligations to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in items
     (1) through (5) above;

          (7) any indebtedness or other obligations described in items (1) through (6) above that are secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby shall have been assembled by us; and

          (8) any and all deferrals, renewals, extensions and refundings of, or amendments, modification or supplements to, any indebtedness, obligation or liability of the kind described in items (1) through (7) above.

     "SENIOR INDEBTEDNESS" means the principal, premium, if any, interest, including any interest accruing after bankruptcy, rent and all fees, costs, expenses and other amounts due on indebtedness, whether created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions, refundings, amendments, modifications or supplements to the above.

     Senior indebtedness does not include:

          (1) indebtedness that expressly provides that it shall not be senior in right of payment to the debentures or expressly provides that it is on the same basis or junior to the debentures;

          (2) indebtedness to any of our majority-owned subsidiaries; and

          (3) the 4 1/4% Convertible Subordinated Notes due 2004.

     The debentures are our obligations exclusively. Our subsidiaries have no payment obligations under the debentures. Although we currently conduct substantially all of our operations at the parent level, we may increase the level of operations conducted through our subsidiaries in the future. Were this to occur, our cash flow and our ability to service our debt, including the debentures, would be increasingly dependent on the earnings of our subsidiaries and the distribution of our subsidiaries' earnings to us. Any dividends, loans or advances to us by our subsidiaries may be subject to statutory or contractual restrictions. In addition, our right to receive assets upon a liquidation or reorganization of any subsidiary will be effectively subordinated to the claims of that subsidiary's other creditors. As of July 29, 2000, we had no indebtedness outstanding that would have constituted senior indebtedness. As of the same date, our subsidiaries had approximately $649.8 million of outstanding indebtedness and other liabilities to which the debentures would be effectively subordinated (including trade and other payables). Of this $649.8 million, $187.9 million is no longer outstanding as a result of the redemption of Hadco Corporation's senior notes.

     Neither we nor our subsidiaries are restricted from incurring additional debt under the indenture.

CONVERSION OF DEBENTURES BY HOLDERS

     You may convert your debenture into shares of our common stock at any time prior to maturity. However, if we elect to redeem a debenture, you may convert it only until the close of business on the last trading day prior to a redemption date, unless we fail to pay the redemption price. If you have delivered a repurchase notice exercising your option to require us to repurchase your debenture, you may not convert the debenture unless you withdraw the notice in accordance with the terms of the indenture. Similarly, if you exercise your option to require us to repurchase your debenture upon a fundamental change, that debenture may be converted only if you withdraw your election to exercise your option in accordance with the terms of the indenture. You may convert your debentures in whole or in part provided that you convert them in multiples of $1,000 principal amount at maturity. We will deliver the shares issuable upon any conversion to the trustee no later than the close of business on the seventh business day following the conversion date.

     The initial conversion rate is 3.2413 shares of common stock per $1,000 principal amount at maturity of debentures, subject to adjustment upon the occurrence of the events described below. If, on conversion, you would be entitled to a fractional share of common stock, you will instead receive cash in an amount equal to the closing price of shares of our common stock on the trading day immediately prior to the conversion date multiplied by such fraction.

     You will not receive any cash payment on conversion of a debenture representing accrued original issue discount. Instead, accrued original issue discount will be deemed paid in full rather than canceled, extinguished or forfeited. Consequently, our delivery to you of the fixed number of shares of our common stock into which the debenture is convertible, together with the cash payment, if any, in lieu of a fractional share of our common stock, will be deemed to satisfy our obligation to pay the principal amount at maturity of the debenture, including accrued original issue discount attributable to the period from the issue date to the conversion date. We will not adjust the conversion rate to account for accrued original issue discount.

     The conversion date is the date on which all of the requirements for delivery of the debenture for conversion have been satisfied.

     The conversion rate is subject to adjustment to prevent dilution upon the occurrence of any one of the following events:

          (1) the issuance of our common stock as a dividend or distribution on our common stock;

          (2) the issuance to our stockholders of rights or warrants to purchase our common stock at below market price;

          (3) certain subdivisions, combinations and reclassifications of our outstanding common stock;

          (4) distributions to all our common stockholders of our capital stock, debt securities, or other assets, excluding distributions of:

        - common stock in the manner described in item (1) above;

        - rights or warrants in the manner described in item (2) above; or

        - cash in the manner described in item (5) below;

          (5) cash distributions, excluding any quarterly cash dividend on our common stock if the quarterly distribution does not exceed the greater of:

        - the cash dividend per share from the previous quarter not requiring an adjustment under this provision, as adjusted to reflect subdivisions or combinations of our common stock; or

        - 3.75% of the average of the last reported sales price of the common stock during the 10 trading days immediately prior to the dividend declaration date;

          (6) payment in respect of a tender offer or exchange offer by us or any of our subsidiaries for our common stock if the price per share exceeds the current market price of our common stock on the next trading day after the last date on which tenders or exchanges may be made; and

          (7) payment in respect of certain tender offers or exchange offers by a third party in which, as of the closing or expiration date of such offer, our board of directors does not recommend rejection of the offer, in which case an adjustment will be made only if:

        - the tender offer or exchange offer increases the ownership of the person making the offer to more than 25% of our common stock; and

        - the cash and other consideration paid exceeds the market price of our common stock on the next trading day after the last date on which tenders or exchanges may be made.

     If an adjustment were required to be made under item (5) above as a result of a quarterly distribution, the adjustment would be based upon the amount by which the cash distributed exceeded the maximum quarterly dividend permitted under that item. If an adjustment were required to be made under item (5) as a result of a distribution other than a quarterly dividend, the adjustment would be based upon the full amount of cash distributed. The adjustment referred to in item (7) above will not be made if, as of the closing of the tender offer or exchange offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation, merger or sale of all or substantially all our assets.


     If our common stockholders become entitled to receive stock, other securities, property, cash or other assets upon any reclassification of our common stock, any consolidation or merger involving us, or any sale to another entity of substantially all of our assets, then you will generally be able to convert your debentures into the same type of consideration received by our common stockholders as if you had done so immediately prior to the reclassification, consolidation, merger or sale.


     We may increase the conversion rate for a period of at least 20 days so long as:

     - the increase remains irrevocable during that period; and

     - our board of directors determines that the increase is in our best interest, which determination shall be conclusive.


We must give at least seven days' advance notice of any increase in the conversion rate. In addition to increases in the conversion rate of the type described above, we may increase the conversion rate as we deem advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of our stock, or rights to acquire stock, or from any event treated as a dividend, distribution or right to acquire our stock for income tax purposes. See "Material United States Federal Income Tax Considerations."



     No adjustment in the conversion rate will be required unless the adjustment would require a change of at least 1% in the conversion rate then in effect. However, any adjustment that would otherwise be required to be made to the conversion rate will be carried forward and taken into account in any subsequent adjustment.


     Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock, any securities convertible into or exchangeable for our common stock or any rights to purchase any of the foregoing.


     If, following a tax event, we exercise our option to have interest accrue on a debenture in lieu of original issue discount, you will be entitled to receive on conversion the same number of shares of common stock that you would have received had we not exercised our option. If we exercise our option, debentures surrendered for conversion during the period from the close of business on the record date next preceding the next interest payment date to the opening of business on the next interest payment date must also be accompanied by an amount equal to the accrued and unpaid interest on the debenture that you are to receive except debentures to be redeemed on the next interest payment date. Except where debentures surrendered for conversion must be accompanied by the payment described in this paragraph, no interest on converted debentures will be payable by us on any interest payment date subsequent to the date of conversion. See "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."



     In the event of a taxable distribution to our common stockholders or in certain other circumstances requiring an adjustment to the conversion rate, the debenture holders may, in certain circumstances, be deemed to have received a distribution subject to United States income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "Material United States Federal Income Tax Considerations."


REDEMPTION OF DEBENTURES AT OUR OPTION

     We may not redeem the debentures before September 12, 2005. Beginning on September 12, 2005, we may redeem the debentures for cash in whole or in part at any time, by mailing a redemption notice to the debenture holders not less than 30 days nor more than 60 days prior to the redemption date. The redemption price will be an amount in cash equal to 100% of the sum of:

     - $452.89, the original issue price per $1,000 principal amount, and

     - accrued original issue discount up to and including the date of redemption.

The debentures will be redeemable in multiples of $1,000 principal amount at maturity. There is no sinking fund for the debentures.

     The table below shows redemption prices of debentures per $1,000 principal amount at maturity at September 12, 2005, and at each September 12 thereafter until maturity on September 12, 2020. These redemption prices reflect accrued original issue discount up to and including each redemption date. The redemption price of a debenture redeemed between any two of the dates listed below would include an additional amount reflecting original issue discount accrued from the next preceding redemption date through the actual date of redemption.

                                                                           (2)
                                                          (1)        ACCRUED ORIGINAL         (3)
                                                       DEBENTURE      ISSUE DISCOUNT      REDEMPTION
                                                      ISSUE PRICE         AT 4%          PRICE (1)+(2)
                                                      -----------    ----------------    -------------
September 12, 2005..................................    $452.89          $ 99.19           $  552.08
September 12, 2006..................................    $452.89          $121.49           $  574.38
September 12, 2007..................................    $452.89          $144.69           $  597.58
September 12, 2008..................................    $452.89          $168.84           $  621.73
September 12, 2009..................................    $452.89          $193.95           $  646.84
September 12, 2010..................................    $452.89          $220.09           $  672.98
September 12, 2011..................................    $452.89          $247.27           $  700.16
September 12, 2012..................................    $452.89          $275.56           $  728.45
September 12, 2013..................................    $452.89          $304.99           $  757.88
September 12, 2014..................................    $452.89          $335.61           $  788.50
September 12, 2015..................................    $452.89          $367.46           $  820.35
September 12, 2016..................................    $452.89          $400.60           $  853.49
September 12, 2017..................................    $452.89          $435.09           $  887.98
September 12, 2018..................................    $452.89          $470.96           $  923.85
September 12, 2019..................................    $452.89          $508.28           $  967.17
At stated maturity (September 12, 2020).............    $452.89          $547.11           $1,000.00

     If we elect to convert the debentures to semiannual coupon debentures following a tax event, the debentures will be redeemable at the restated principal amount plus accrued and unpaid interest, if any, to the applicable redemption date.

     If less than all of the outstanding debentures held in certificated form are to be redeemed, the trustee will select the debentures held in certificated form to be redeemed in principal amounts at maturity of $1,000 or integral multiples thereof by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your certificated debentures is selected for partial redemption and you convert a portion of your debentures, the converted portion will be deemed to be the portion selected for redemption. Debentures registered in the name of DTC or its nominee will be redeemed as described under the caption entitled "Book-Entry System."

REPURCHASE OF DEBENTURES AT THE OPTION OF THE HOLDER

     You have the right to require us to repurchase the debentures on September 12, 2005, September 12, 2010 and September 12, 2015. We will be required to repurchase any outstanding debenture for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the debentures listed in the notice. Our repurchase obligation will be subject to additional conditions.

     The purchase price payable for a debenture will be equal to the issue price plus accrued original issue discount through the repurchase date. If, prior to the repurchase date, we have elected to convert the debentures to semiannual coupon debentures following a tax event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest to the repurchase date. See "-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event." The table below shows the repurchase prices of a debenture as of the specified repurchase dates.

                    REPURCHASE DATE                      PURCHASE PRICE
                    ---------------                      --------------
September 12, 2005.....................................     $552.08
September 12, 2010.....................................     $672.98
September 12, 2015.....................................     $820.35

     We may, at our option, elect to pay the repurchase price in cash, in shares of our common stock or in any combination of the two. For a discussion of the tax treatment of debenture holders receiving cash, shares of our common stock or both, see "Material United States Federal Income Tax Considerations."

     If we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered in exchange for the portion of the repurchase price to be paid in our common stock will be equal to that portion of the repurchase price divided by the market price (as defined below) of our common stock. We will not, however, deliver fractional shares in repurchases using shares of our common stock as consideration. Debenture holders who would otherwise be entitled to receive fractional shares will instead receive cash in an amount equal to the market price of a share of our common stock multiplied by such fraction.

     Your right to require us to repurchase debentures is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

     The repurchase notice must state:

          (1) if certificated debentures have been issued, the debenture certificate numbers, or, if your debentures are not certificated, your repurchase notice must comply with appropriate DTC procedures;

          (2) the portion of the principal amount at maturity of debentures to be repurchased, which must be in $1,000 multiples;

          (3) that the debentures are to be repurchased by us pursuant to the applicable provisions of the debentures and the indenture; and

          (4) your election, in the event that we decide to pay all or a portion of the repurchase price in shares of our common stock but prove unable to satisfy the conditions for common stock payment and ultimately have to pay cash, to:

        - withdraw your repurchase notice with respect to all or a portion of the debentures listed therein; or

        - receive cash for the entire purchase price for all the debentures listed in your repurchase notice.

If you fail to indicate your election under item (4) above, you will be deemed to have elected to receive cash for the entire purchase price for all the debentures listed in your repurchase notice.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

     - the principal amount at maturity of the withdrawn debentures;

     - if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or, if your debentures are not certificated, your withdrawal notice must comply with appropriate DTC procedures; and

     - the principal amount at maturity, if any, which remains subject to the repurchase notice.

     We must give notice of an upcoming repurchase date to all debenture holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things:

     - whether we will pay the purchase price of the debentures in cash, shares of our common stock, or both, in which case the relative percentages will be specified;

     - if we elect to pay all or a portion of the repurchase price in shares of our common stock, the method by which we are required to calculate "market price" of the common stock; and

     - the procedures that holders must follow to require us to repurchase their debentures.

     The "market price" means the average sale price of our common stock for the five trading days ending on the third business day prior to the applicable repurchase date, assuming the third business day prior to the applicable repurchase date is a trading day, or if not, the five trading days ending on the last trading day prior to the third business day, appropriately adjusted to take into account the occurrence of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

     The "sale price" of our common stock on any date means the closing sale price per share of our common stock on that date, or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices, as reported on the Nasdaq's National Market or, if our common stock is listed on a United States national or regional securities exchange, as reported in composite transactions for the principal United States securities exchange on which our common stock is traded.

     Because the market price of our common stock will be determined prior to the applicable repurchase date you bear the market risk that our common stock will decline in value between the date the market price is calculated and the repurchase date. We may pay the repurchase price or any portion of the repurchase price in shares of our common stock only if our common stock is listed on a United States national securities exchange or quoted in an inter-dealer quotation system of any registered United States national securities association.

     Upon determination of the actual number of shares of our common stock to be issued in accordance with the foregoing provisions, if required, we will notify the securities exchanges or quotation systems on which our common stock is then listed or quoted and disseminate the number of shares to be issued on our website or through another public medium.

     Our right to repurchase your debentures, in whole or in part, with shares of our common stock is subject to various conditions, including:

     - registration of the shares of our common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required; and

     - qualification or registration of the shares of our common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom.

     If these conditions are not satisfied by a repurchase date, we will pay the purchase price of the debentures to be repurchased entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the debentures once we have given the debenture holders the required notice, except as described in the preceding sentence.

     Payment of the repurchase price for a debenture for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the debenture, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the debenture will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the debenture. If the paying agent holds money or securities sufficient to pay the repurchase price of the debenture on the business day following the repurchase date, then, on and after the date:

     - the debenture will cease to be outstanding;

     - original issue discount, or, if the debentures have been converted to interest-bearing debentures following a tax event, interest will cease to accrue; and

     - all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the debenture has been made or the debenture has been delivered to the paying agent, and all other rights of the debenture holder will terminate, other than the right to receive the repurchase price upon delivery of the debenture.

     Our ability to repurchase debentures with cash may be limited by the terms of our then-existing borrowing agreements. The indenture will prohibit us from repurchasing debentures for cash from debenture holders if any event of default under the indenture has occurred and is continuing, except a default in the payment of the repurchase price with respect to the debentures.

     Even though we become obligated to repurchase any outstanding debenture on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date. If this were to occur, we could be required to issue shares of our common stock to pay the repurchase price at valuations based on then prevailing market prices for all debentures tendered by their holders.

     We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable at the time of the tender offer. If required, we will file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures.

REPURCHASE AT THE OPTION OF THE HOLDER UPON A FUNDAMENTAL CHANGE

     If we undergo a fundamental change, you will have the option to require us to purchase for cash any or all of your debentures on a purchase date that is 30 days after the date we provide you with notice of the fundamental change. We will pay a purchase price equal to the issue price plus accrued original issue discount through the purchase date or, if applicable, the restated principal amount plus accrued and unpaid interest to the date of purchase. You may require us to purchase all or any part of your debentures provided that the principal amount at maturity of the debentures being purchased is an integral multiple of $1,000.

     A "fundamental change" is the occurrence of any transaction or event in connection with which all or substantially all of our common stock will be exchanged for, converted into, acquired for or constitute solely the right to receive (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or any other method) any form of consideration which is not all or substantially all of our common stock listed (or, upon consummation of or immediately following such transaction or event, which will be listed) on a United States national securities exchange or approved for quotation on the Nasdaq's National Market or any similar United States system of automated dissemination of quotations of securities prices.

     In order to exercise your right to require us to repurchase your debentures upon a fundamental change, you must deliver a written notice to the paying agent prior to the close of business on the business day prior to the date on which the debentures are to be repurchased. You may withdraw the notice by delivering a written withdrawal notice to the paying agent before the repurchase date.



     On or before the 10th day following a fundamental change, we are required to mail to the trustee and all debenture holders of record a written notice:



     - stating that a fundamental change has occurred; and



     - explaining the repurchase rights that have arisen as a consequence of the fundamental change.



To exercise your repurchase right, you must deliver to us or our designated agent within 30 days after the date of our fundamental change notice:


     - written notice of your election to exercise your repurchase right; and

     - the debentures to be repurchased duly endorsed for transfer.


Payment for debentures surrendered for repurchase and not withdrawn prior to the expiration of the 30-day period will be made promptly following the repurchase date.


     If, following a tax event, we have previously exercised our option to pay interest on the debentures instead of accruing original issue discount, we will purchase the debentures at a cash price equal to the Restated Principal Amount plus accrued and unpaid interest from the date we exercised our option. See
"-- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event."


     In the event of a fundamental change, we will comply with the provisions of Rule 13e-4, if any, and any other tender offer rules under the Exchange Act that may be applicable at the time we repurchase the debentures. If required, we will also file a Schedule TO or any other schedule required in connection with any offer by us to repurchase the debentures.



     The repurchase rights of the debenture holders could discourage a potential acquirer from acquiring us, but the fundamental change repurchase feature does not result from management's knowledge of any potential acquirer's attempt to obtain control of us, nor is it part of an anti-takeover strategy on the part of management.



     The term "fundamental change" is limited to specific types of transactions and does not include other events that might adversely affect our financial condition. Moreover, the fundamental change repurchase feature may not protect you in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving or affecting us.



     No debentures may be repurchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default described under "-- Events of Default; Notice and Waiver" below. However, debentures may be repurchased if the event of default is in the payment of the fundamental change purchase price with respect to the debentures.


MERGERS AND SALES OF ASSETS

     We may not consolidate with or merge into any other person or convey, transfer or lease substantially all of our assets to another entity, unless:


     - the successor entity, if other than Sanmina, assumes all of our obligations under the debentures and the indenture;



     - the successor entity is organized and existing under the laws of the United States or any State thereof or the District of Columbia; and



     - we or the successor entity will not immediately thereafter be in default under the indenture.

Upon the assumption of our obligations by a successor entity as described above, we will be discharged from all obligations under the debentures and the indenture, subject to certain exceptions. Some transactions that would constitute a fundamental change would permit each debenture holder to require us to repurchase their debentures as described under "-- Repurchase at Option of the Holder Upon a Fundamental Change."

OPTIONAL CONVERSION TO SEMIANNUAL COUPON DEBENTURES UPON A TAX EVENT

     We have the option to convert the debentures to interest-bearing debentures following a tax event. From and after the date a tax event occurs, we may elect to pay interest at 4% per year on the debentures instead of accruing original issue discount. The principal amount will be restated as the sum of:

     - the issue price and

     - the amount of original issue discount accrued up to the date we exercise our conversion option. This "restated principal amount" will then be the amount due at maturity. If we elect this option, interest will be based on a 360-day year comprised of twelve 30-day months. Interest will accrue from the date we exercise our conversion option and will be payable semiannually on September 12 to holders of record on the immediately preceding August 28 and on March 12 to holders of record on the immediately preceding February 28.

     A tax event occurs when we receive an opinion from tax counsel stating that, for United States federal income tax purposes, there is more than an insubstantial risk that all or a portion of the interest, including original issue discount, payable on the debentures would not be deductible by us either on a current accrual basis or under any other method, as a result of either:

     - any amendment, change or announced prospective change in the laws or regulations of the United States or any of its political subdivisions or taxing authorities; or

     - any amendment, change, interpretation or application of the laws or regulations by any legislative body, court, government agency or regulatory authority.

EVENTS OF DEFAULT; NOTICE AND WAIVER

     If an event of default has occurred and is continuing, the indenture provides that either the trustee or the holders of at least 25% in aggregate principal amount at maturity of the debentures then outstanding may declare due and payable:

     - the issue price of the debentures, or, if the debentures are converted to interest-bearing debentures following a tax event, the restated principal amount; plus

     - original issue discount accrued and unpaid on the debentures to the date of the declaration, or, if the debentures are converted to interest-bearing debentures following a tax event, interest accrued and unpaid on the debentures to the date of the declaration; plus

     - any additional interest owing under the registration rights agreement.

In the case of certain events of bankruptcy or insolvency, the issue price plus original issue discount accrued and unpaid on the debentures to the date of the event, will automatically become immediately due and payable or, if the debentures are converted to interest-bearing debentures following a tax event the restated principal amount plus interest accrued and unpaid on the debentures to the date of the event.

     Under circumstances specified in the indenture, the holders of a majority in aggregate principal amount at maturity of the outstanding debentures may rescind any acceleration of the debentures so that they will not become immediately due and payable.

     Cash interest will accrue at the rate of 4% per annum and be payable on demand upon a default in the payment of any redemption price or purchase price and, after acceleration, of the issue price plus accrued original issue discount (or, if the debentures are converted to interest-bearing debentures following a tax event, issue price plus accrued interest) to the extent such payment of the interest is legally enforceable. Original issue discount or, if the debentures are converted to semiannual coupon debentures following the occurrence of a tax event, interest on the debentures, except as provided in the first sentence of this paragraph, will cease to accrue after declaration of acceleration.

     The following are events of default under the indenture:

          (1) our failure to pay any of the following when each becomes due and payable:

        - the principal amount of the debentures, or, if the debentures have been converted to interest-bearing debentures following a tax event, the restated principal amount at stated maturity;

        - the issue price;

        - accrued and unpaid original issue discount, or, if the debentures have been converted to interest-bearing debentures following a tax event, accrued and unpaid interest;

        - redemption price;

        - repurchase price; or

        - fundamental change purchase price;

          (2) our failure for 30 days to pay any additional interest due to all holders of registrable securities or interest assuming conversion of the debentures to interest-bearing debentures following a tax event due on the debentures;

          (3) our failure to comply with any of our covenants or agreements set forth in the indenture or the debentures for 60 days after written notice by the trustee or by the holders of at least 25% in principal amount at maturity of the outstanding debentures;

          (4) certain events involving our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of any of our significant subsidiaries.

     The trustee will give notice to the debenture holders of any continuing default known to the trustee within 90 days after the trustee becomes aware of it. However, the trustee may withhold notice to the debenture holders of any default or event of default, except for defaults in any payment on the debentures, if the trustee considers it in the best interest of the debenture holders to do so.

     The holders of a majority in aggregate principal amount at maturity of the outstanding debentures may direct the time, place and method of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, such direction may not conflict with any law or the indenture and will be subject to certain other limitations. Before exercising any right or power under the indenture at the direction of the debenture holders, the trustee will be entitled to receive security or indemnity satisfactory to the trustee against the costs, expenses and liabilities incurred by the trustee in complying with the direction of the debenture holders. No debenture holder will have any right to pursue any remedy with respect to the indenture or the debentures unless:

          (1) the debenture holder has previously given us and the trustee written notice of a continuing event of default;

          (2) the holders of at least 25% in aggregate principal amount at maturity of the outstanding debentures have made a written request to the trustee to pursue the remedy;

          (3) the debenture holder or holders have offered the trustee indemnity satisfactory to the trustee;

          (4) the holders of a majority in aggregate principal amount at maturity of the outstanding debentures have not given the trustee a direction inconsistent with the request within 60 days of the trustee's receipt of the request; and

          (5) the trustee has failed to comply with the request within a 60-day period.

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

     However, none of the following rights of any debenture holder may be impaired or adversely affected without the debenture holder's consent:

          (1) the right to receive payments of principal, including the issue price and accrued original issue discount, or additional interest or interest in respect of any default in payment under a debenture on or after the due date;

          (2) the right to institute suit for the enforcement of any payments or conversion; or

          (3) the right to convert debentures.

     The holders of at least a majority in aggregate principal amount at maturity of the outstanding debentures may waive an existing default and its consequences, other than:

     - any default in any payment on the debentures;

     - any default with respect to the conversion rights of the debentures; or

     - any default in respect of certain covenants or provisions in the indenture which may not be modified without the consent of the holder of each debenture as described under the caption entitled "-- Modification and Waiver" below.

     We will be required to furnish to the trustee annually a statement as to any default by us in the performance and observance of our obligations under the indenture.

MODIFICATION AND WAIVER

     We may amend, modify or supplement the indenture with the consent of the holders of not less than a majority in aggregate principal amount at maturity of all outstanding debentures. Notwithstanding the foregoing, no amendment may, without the consent of each holder affected:

          (1) reduce the principal amount at maturity, issue price, redemption price, repurchase price or fundamental change purchase price;

          (2) extend the stated maturity of any debenture;

          (3) alter the manner or rate of accrual of original issue discount, additional interest (under the Registration Rights Agreement) or interest, if any;

          (4) make any debenture payable in money or securities of a type other than that stated in the debentures;

          (5) impair the right to institute suit for payment under, or conversion of, the debentures;

          (6) reduce the percentage in principal amount of the outstanding debentures the consent of whose holders (A) is required for any such amendment, modification or supplement, or (B) is required for any waiver provided for in the indenture;

          (7) reduce the quorum or voting requirements under the indenture;

          (8) change any obligation of Sanmina to maintain an office or agency in the places and for the purposes specified in the indenture;

          (9) make any change that adversely affects the right to convert any debenture or the right to require us to repurchase a debenture or the right to require us to repurchase a debenture upon a fundamental change;

          (10) modify the provisions of the indenture affecting the subordination of the indentures in a manner adverse to the debenture holders; or

          (11) subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture.

     We may also make certain modifications of the indenture without the consent of the holders.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     We will issue the debentures in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debentures. We may, however, require the payment of any tax or other governmental charge payable for that registration.

     Debentures will be exchangeable for other debentures, for the same total principal amount and for the same terms but in different authorized denominations in accordance with the indenture. Holders may present debentures for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

     We have appointed the trustee as security registrar for the debentures. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the debentures.

     In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any debenture either:

     - during a period beginning 15 business days prior to the expected mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice; or

     - if the debentures have been called for redemption, in whole or in part, except the unredeemed portion of any debenture being redeemed in part.

PAYMENT AND PAYING AGENTS

     Payments on the debentures not made in shares of our common stock will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the debenture is registered at the close of business on the record date for the interest payment.

     The trustee initially will be designated as our paying agent for payments on debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

     Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

BOOK-ENTRY SYSTEM

     The debentures will be represented by one or more global securities. Each global security will be deposited with, or on behalf of, The Depository Trust Company and be registered in the name of a nominee of DTC. Except under circumstances described below, the debentures will not be issued in definitive form.

     Upon the issuance of a global security, DTC will credit on its book-entry registration and transfer system the accounts of persons designated by the initial purchaser with the respective principal amounts of the debentures represented by the global security. Ownership of beneficial interests in a global security will be limited to persons that have accounts with DTC or its nominee (called "participants") or persons that may hold interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee with respect to interests of persons other than participants. The laws of some states require that certain purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a global security.

     So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by that global security for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have debentures represented by that global security registered in their names, will not receive or be entitled to receive physical delivery of debentures in definitive form and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, or payments of the redemption price or the purchase price on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the relevant global security. Neither we, the trustee, any paying agent nor the registrar for the debentures will have any responsibility or liability for any aspect of the records relating to, nor payments made on account of, beneficial interests in a global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, or payments of the redemption price or the purchase price will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as a depositary and a successor depositary is not appointed by us within 90 days, we will issue debentures in definitive form in exchange for the entire global security for the debentures. In addition, we may at any time and in our sole discretion determine not to have debentures represented by a global security and, in such event, will issue debentures in definitive form in exchange for the entire global security relating to such debentures. In any such instance, an owner of a beneficial interest in a global security will be entitled to physical delivery in definitive form of debentures represented by such global security equal in principal amount to such beneficial interest and to have such debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples of $1,000, unless otherwise specified by us.

     DTC has advised us that DTC is:

     - a limited purpose trust company organized under the laws of the State of New York;

     - a member of the Federal Reserve System;

     - a clearing corporation within the meaning of the Uniform Commercial Code; and

     - a clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. This practice eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Some of the participants, or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global security among participants, it is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time.
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

     Conveyance of notices and other communications by DTC to participants, by participants to indirect participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time. Redemption notices will be sent to Cede & Co., as nominee of DTC. If less than all of the debentures are being redeemed, DTC will reduce the amount of interest of each participant in the debentures in accordance with its procedures.

     Holders of debentures may not request certificated debentures and certificated debentures will not be issued, except at our option or in exchange for debentures represented by the global debenture if no successor depositary is appointed by us as set forth above in the fifth paragraph under this caption.

     See the description under "Material United States Federal Income Tax Considerations" for a discussion of certain tax considerations relevant to a holder of debentures.

INFORMATION CONCERNING THE TRUSTEE

     We have appointed Wells Fargo Bank Minnesota, National Association, as trustee under the indenture, and as paying agent, conversion agent, registrar and custodian with regard to the debentures. Wells Fargo Bank Minnesota, National Association is also the trustee for our 4 1/4% Convertible Subordinated Notes due 2004 and the transfer agent for our common stock.

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share.

COMMON STOCK

     As of October 30, 2000, there were 152,318,199 shares of common stock outstanding held by approximately 892 holders of record. Each holder of common stock is entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive dividends declared by the board of directors, out of funds legally available for the payment of dividends subject to preferences that may be applicable to the holders of preferred stock. Upon liquidation, dissolution or winding up of our business, the holders of common stock are entitled to share equally in all assets available for distribution after payment of liabilities, subject to prior distribution rights of preferred stock. The holders of common stock have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock.

     All outstanding shares of common stock are fully paid and nonassessable.

DELAWARE GENERAL CORPORATION LAW SECTION 203

     We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" transaction with an "interested stockholder" for a period of three years after the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in the manner described below.

     The Section 203 restrictions do not apply if:

          (1) the business combination or transaction is approved by our board of directors before the date the interested stockholder obtained the status;

          (2) upon consummation of the transaction which resulted in the stockholder obtaining the status, the stockholder owned at least 85% of the shares of stock entitled to vote in the election of directors, the "voting stock". The 85% calculation does not include those shares:

        - owned by directors who are also officers of the target corporation;
          and

        - held by employee stock plans which do not permit employees to decide confidentially whether to accept a tender or exchange offer; or

        - on or after the date the interested stockholder obtained its status, the business combination is approved by our board of directors and at a stockholder meeting by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. Section 203 may prohibit or delay mergers or other takeover or change in control attempts with respect to Sanmina Corporation. As a result, Section 203 may discourage attempts to acquire us even though such transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

CHARTER AND BYLAW PROVISIONS

     Our charter and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders as follows:

     - our board has the power to establish the rights, preferences and privileges of authorized and unissued shares;

     - our charter limits the liability of our directors, in their capacity as directors but not in their capacity as officers, to Sanmina or its stockholders to the fullest extent permitted by Delaware law.

INDEMNIFICATION ARRANGEMENTS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officer. Such indemnification covers our directors and officers under certain circumstances for liabilities arising under the Securities Act of 1933, as amended, including reimbursement for expenses. Article X of Sanmina's Bylaws provide for indemnification of our directors and officers, employees and other agents to the maximum extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Commission, such indemnification is against public policy, as stated by the Commission, and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is Wells Fargo Financial.

            MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     This section summarizes some of the U.S. federal income tax considerations relating to the purchase, ownership, and disposition of the debentures and of common stock into which the debentures may be converted. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the Internal Revenue Service might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of debentures or common stock could differ from those described below.

The summary generally applies only to holders that purchase debentures in the initial offering at their issue price and hold the debentures or common stock as "capital assets" (generally, for investment). The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effect of the federal estate and gift tax laws or the effects of any applicable foreign, state, or local laws.

     INVESTORS CONSIDERING THE PURCHASE OF DEBENTURES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

ORIGINAL ISSUE DISCOUNT

     Because the debentures do not provide for payments of fixed periodic interest, they will be sold at a discount from their principal amount. Investors will in effect receive interest at maturity, unless the debentures are converted or redeemed before then, by receiving a principal amount greater than the issue price of the debentures. Because this excess of principal over issue price is economically equivalent to interest, the U.S. tax rules require that this amount (referred to as "original issue discount") be recognized as interest income over the term of the debentures. The amount of accrued interest for each period is determined under a constant yield method, so that the accrued interest for any period equals a constant percentage of the holder's investment, including the original purchase price of the debenture plus any previously accrued interest. Because the holder's investment increases each period, the amount of interest income for each period will increase as the debentures get closer to maturity.

     We will be required to furnish annually to the Internal Revenue Service and to certain noncorporate holders information regarding the amount of original issue discount allocable to the year. For this purpose, we will use six-month accrual periods that begin or end on the maturity date of the debentures.

SALE, EXCHANGE OR REDEMPTION OF THE DEBENTURES

     Except as described below, a holder will recognize capital gain or loss if the holder disposes of a debenture in a sale, redemption or exchange other than a conversion of the debenture into common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the debenture. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the debenture. The holder's tax basis in the debenture will generally equal the amount the holder paid for the debenture, increased by previously accrued original issue discount. The gain or loss recognized by a holder on a disposition of the debenture will be long-term capital gain or loss if the holder held the debenture for more than one year. Long-term capital gains of individual taxpayers are generally taxed at a maximum rate of 20 percent. The deductibility of capital losses is subject to limitation.

     If a holder elects to exercise his option to tender debentures to us on a September 12, 2005, September 12, 2010 or September 12, 2015 purchase date and we issue common stock in satisfaction of all or part of the purchase price, the exchange of the debentures for common stock should qualify as a reorganization for federal income tax purposes. If we pay the purchase price solely in common stock, the holder generally should not recognize any gain or loss. If we pay the purchase price with a combination of common stock and cash, the holder would be required to recognize any gain realized, but only to the extent of the cash received. The holder would not be allowed to recognize any loss. Because the price we will pay will equal the issue price plus accrued original issue discount, however, the amount received by the holder should equal the holder's tax basis and the holder should not realize any gain or loss. If we pay all or part of the purchase price with common stock and the holder receives cash in lieu of a fractional share of stock, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his basis in the stock attributable to the fractional share. A holder's initial tax basis in his common stock, including any fractional share, should equal the holder's adjusted basis in the debentures tendered, increased by the amount of gain recognized and decreased by the amount of cash received. The holder's holding period for his common stock should include the period during which the holder held his debentures. The holding period for common stock attributable to original issue discount, however, might begin on the day following the exchange date.

CONVERSION OF THE DEBENTURES

     A holder generally will not recognize any income, gain or loss on converting a debenture into common stock. If the holder receives cash in lieu of a fractional share of stock, however, the holder would be treated as described in the preceding paragraph. The holder's holding period for the stock will include the period during which he or she held the debenture. The holding period for common stock attributable to original issue discount, however, might begin on the day following conversion.

DIVIDENDS

     If, after a holder converts a debenture into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the holder's investment, up to the holder's basis in its common stock. Any remaining excess will be treated as capital gain. If the holder is a U.S. corporation, it would generally be able to claim a deduction equal to a portion of any dividends received.

     The terms of the debentures allow for changes in the conversion rate of the debentures in certain circumstances. A change in conversion rate that allows debentureholders to receive more shares of common stock on conversion may increase the debentureholders' proportionate interests in our earnings and profits or assets. In that case, the debentureholders would be treated as though they received a dividend in the form of our stock. Such a constructive stock dividend could be taxable to the debentureholders, although they would not actually receive any cash or other property. A taxable constructive stock dividend would result, for example, if the conversion rate is adjusted to compensate debentureholders for distributions of cash or property to our shareholders. Not all changes in conversion rate that allow debentureholders to receive more stock on conversion, however, increase the debentureholders' proportionate interests in the company. For instance, a change in conversion rate could simply prevent the dilution of the debentureholders' interests upon a stock split or other change in capital structure. Changes of this type, if made by a bona fide, reasonable adjustment formula, are not treated as constructive stock dividends. Conversely, if an event occurs that dilutes the debentureholders' interests and the conversion rate is not adjusted, the resulting increase in the proportionate interests of our shareholders could be treated as a taxable stock dividend to them. Any taxable constructive stock dividends resulting from a change to, or failure to change, the conversion rate would be treated like dividends paid in cash or other property. They would result in ordinary income to the recipient, to the extent of our current or accumulated earnings and profits, with any excess treated as a tax-free return of capital or as capital gain.

SALE OF COMMON STOCK

     A holder will generally recognize capital gain or loss on a sale or exchange of common stock. The holder's gain or loss will equal the difference between the proceeds received by the holder and the holder's adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. In the case of individuals, long-term capital gains are generally taxed at a maximum rate of 20 percent, while the deductibility of capital losses is subject to limitation.

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

BACKUP WITHHOLDING AND INFORMATION REPORTING

     The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the Internal Revenue Service. Among the specified payments are interest, dividends, and proceeds paid by brokers to their customers. The required information returns enable the Internal Revenue Service to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by "backup withholding" rules. These rules require the payors to withhold tax at a 31 percent rate from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of dividends to individual holders of common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

     Payments made to holders by a broker upon a sale of debentures or common stock will generally be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

     Any amounts withheld from a payment to a holder of debentures or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder.

TAX EVENT

     The modification of the terms of the debentures by us upon a tax event as described in "Description of Debentures -- Optional Conversion to Semiannual Coupon Debentures Upon a Tax Event," could alter the timing of income recognition by the holders regarding the semiannual payments of interest due after the option exercise date.

     THE PRECEDING DISCUSSION OF MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR DEBENTURES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                            SELLING SECURITYHOLDERS

     We originally issued the debentures in a private placement in September 2000. The debentures were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act in transactions exempt from registration under the Securities Act. Selling securityholders may offer and sell the debentures and the underlying common stock pursuant to this prospectus.


     The following table contains information as of December 8, 2000, with respect to the selling securityholders and the principal amount of debentures and the underlying common stock beneficially owned by each selling security holders that may be offered using this prospectus.



                                      PRINCIPAL AMOUNT
                                       AT MATURITY OF                      NUMBER OF SHARES
                                         DEBENTURES       PERCENTAGE OF     OF COMMON STOCK      PERCENTAGE OF
                                     BENEFICIALLY OWNED    DEBENTURES         THAT MAY BE        COMMON STOCK
               NAME                   THAT MAY BE SOLD     OUTSTANDING          SOLD(1)         OUTSTANDING(2)
               ----                  ------------------   -------------   -------------------   ---------------
Worldwide Transactions, Ltd........        1,023,000             *                 3,316                *
JMG Capital Partners, LP...........       25,500,000           1.5%               82,653                *
JMG Triton Offshore Fund, Ltd......       36,500,000           2.2%              118,307                *
McMahan Securities Co. L.P.........        3,500,000             *                11,345                *
Argent Classic Convertible
  Arbitrage Fund L.P...............       60,000,000           3.6%              194,478                *
BBT Fund, L.P......................       55,000,000           3.3%              178,272                *
Gaia Offshore Master Fund Ltd......        5,000,000             *                16,207                *
Argent Classic Convertible
  Arbitrage
  Fund (Bermuda) L.P. .............      105,000,000           6.3%              340,337                *
Argent Convertible Arbitrage
  Fund L.P. .......................       10,000,000             *                32,413                *
AIG SoundShore Strategic Holding
  Fund Ltd. .......................        2,000,000             *                 6,483                *
AIG SoundShore Opportunity Holding
  Fund Ltd. .......................        2,000,000             *                 6,483                *
AIG SoundShore Holdings Ltd........        5,000,000             *                16,207                *
Hamilton Partners Limited..........       37,000,000           2.2%              119,928                *
Black Diamond Offshore, Ltd........        4,688,000             *                15,195                *
Double Black Diamond Offshore,
  LDC..............................       19,289,000           1.2%               62,521                *
CFFX, LLC..........................       10,000,000             *                32,413                *
SG Cowen Securities................       22,000,000           1.3                71,309                *
First Union International Capital
  Markets..........................       51,250,000           3.1%              166,117                *
First Union Risk Management Inc....       92,500,000           5.6%              299,820                *
Morgan Stanley & Co.
  Incorporated.....................       65,000,000           3.9%              210,685                *
Liberty View Funds L.P.............        5,500,000             *                17,827                *
Jersey (IMA) Ltd...................        2,000,000             *                 6,483                *
Granville Capital Corporation......       61,500,000           3.7%              199,340                *
Robertson Stephens.................       20,000,000           1.2%               64,826                *
Susquehanna Capital Group..........        4,708,000             *                15,260                *
Onyx Fund Holdings, LDC............       37,500,000           2.3%              121,549                *
Goldman Sachs and Company..........          208,000             *                   674                *
Deephaven Domestic Convertible
  Trading Ltd......................       15,000,000             *                48,620                *
Highbridge International LLC.......       46,500,000           2.8%              150,720                *
Sage Capital.......................          200,000             *                   648                *
Allstate Life Insurance Company....        2,750,000             *                 8,914                *
Allstate Insurance Company.........        9,900,000             *                32,089                *

                                      PRINCIPAL AMOUNT
                                       AT MATURITY OF                      NUMBER OF SHARES
                                         DEBENTURES       PERCENTAGE OF     OF COMMON STOCK      PERCENTAGE OF
                                     BENEFICIALLY OWNED    DEBENTURES         THAT MAY BE        COMMON STOCK
               NAME                   THAT MAY BE SOLD     OUTSTANDING          SOLD(1)         OUTSTANDING(2)
               ----                  ------------------   -------------   -------------------   ---------------
Oppenheimer Convertible Securities
  Fund.............................       18,000,000           1.1%               58,343                *
CIBC World Markets.................       35,000,000           2.1%              113,446                *
Conseco Fund Group -- Convertible
  Securities Fund..................        1,500,000             *                 4,862                *
Pacific Specialty (Convertibles)...          500,000             *                 1,621                *
Safeway............................        2,200,000             *                 7,131                *
Attorney's Title Insurance Fund
  Inc. ............................          500,000             *                 1,621                *
Daughters of Charity National
  Health System....................        3,800,000             *                12,317                *
Morgan Stanley Dean Witter
  Convertible Securities Trust.....        4,600,000             *                14,910                *
Banc of America Securities LLC.....       23,916,000           1.4%               77,519                *
Merrill Lynch Pierce Fenner & Smith
  Inc..............................        2,500,000             *                 8,103                *
Credit Suisse First Boston
  Corporation......................       34,826,000           2.1%              112,882                *
Massachusetts Mutual Life Insurance
  Company..........................        7,360,000             *                23,856                *
MassMutual High Yield Partners II
  LLC..............................        7,360,000             *                23,856                *
MassMutual Corporate Investors.....        2,300,000             *                 7,455                *
MassMutual Participation
  Investors........................        1,200,000             *                 3,890                *
MassMutual Asia Limited............          170,000             *                   551                *
Saar Holdings CDO Limited..........        1,000,000             *                 3,241                *
DLB High Yield Fund................          610,000             *                 1,977                *
Any other holder of Debentures or
  future transferee, pledgee, donee
  or successor of any
  holder(3)(4).....................      694,642,000          41.8%            2,251,543              1.5%


-------------------------
 *  Less than 1%.


(1) Assumes conversion of all of the holder's debentures at a conversion rate of
    3.2413 shares for each $1,000 principal amount at maturity. However, this conversion price will be subject to adjustment as described under "Description of Debentures -- Right of Conversion." As a result, the amount of common stock issuable upon conversion of the debentures may increase or decrease in the future.



(2) Calculated based on Rule 13d-3(d)(i) of the Exchange Act using 152,318,199 shares of common stock outstanding as of October 30, 2000. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. However, we did not assume the conversion of any other holder's debentures.


(3) Information about other selling security holders will be set forth in prospectus supplements, if required.

(4) Assumes that any other holders of debentures, or any future transferees, pledgees, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock other than the common stock issuable upon conversion of the debentures at the initial conversion rate.

     We prepared this table based on the information supplied to us by the selling securityholders named in the table.

     The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures since the date on which the information in the above table is presented. Information about the selling securityholders may change from over time. Any changed information will be set forth in prospectus supplements.

     Because the selling securityholders may offer all or some of their debentures or the underlying common stock from time to time, we cannot estimate the amount of the debentures or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     We will not receive any of the proceeds of the sale of the debentures and the underlying common stock offered by this prospectus. The debentures and the underlying common stock may be sold from time to time to purchasers:

     - directly by the selling securityholders;

     - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the debentures and the underlying common stock.


     The selling securityholders and any such broker-dealers or agents who participate in the distribution of the debentures and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the debentures and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.


     If the debentures and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

     The debentures and underlying common stock may be sold in one or more transactions at:

     - fixed prices;

     - prevailing market prices at the time of sale;

     - varying prices determined at the time of sale; or

     - negotiated prices.

     These sales may be effected in transactions:

     - on any national securities exchange or quotation service on which the debentures and underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market System in the case of the common stock;

     - in the over-the-counter market;

     - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

     - through the writing of options.

     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

     In connection with sales of the debentures and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the debentures and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the debentures and underlying common stock short and deliver debentures and underlying common stock to close out short positions, or loan or pledge debentures and underlying common stock to broker-dealers that in turn may sell the debentures and underlying common stock.

     To our knowledge, there are currently no plans, arrangement or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the debentures and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the debentures and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the debentures and the underlying common stock by other means not described in this prospectus.


     Our common stock trades on the Nasdaq National Market under the symbol "SANM." We cannot assure you as to the development of liquidity or any trading market for the debentures. See "Risk Factors -- A public market may not develop for the debentures."



     We cannot assure you that any selling securityholder will sell any or all of the debentures or underlying common stock pursuant to this prospectus. In addition, any debentures or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.


     The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the debentures and the underlying common stock by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the debentures and the underlying common stock to engage in market-making activities with respect to the particular debentures and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and the underlying common stock.


     Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by each other against certain liabilities, including liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.


     We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the debentures and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS


     The validity of the issuance of Sanmina's securities offered by this prospectus will be passed upon for Sanmina by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.


                                    EXPERTS


     The consolidated financial statements as of October 2, 1999 and September 30, 1998 and for each of the three years in the period ended October 2, 1999 incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect hereto, and are incorporated herein in reliance upon the authority of said firm as experts in giving said reports.

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The aggregate estimated expenses to be paid by the Registrant in connection with this offering are as follows:



Securities and Exchange Commission registration fee.........  $194,469
Trustee's fees and expenses.................................    25,000
Accounting fees and expenses................................    30,000
Legal fees and expenses.....................................    50,000
Miscellaneous...............................................    30,531
                                                              --------
  Total.....................................................  $300,000
                                                              ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS OF SANMINA

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article X, Section 1 of the Registrant's Bylaws provides for indemnification of its directors and officers to the maximum extent permitted by law.

ITEM 16. EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:


    EXHIBIT
    NUMBER                           EXHIBIT TITLE
    -------                          -------------
      3.1     Amended and Restated Certificate of Incorporation.(1)
      3.2     Bylaws.(2)
      4.1     Indenture.*
      4.2     Form of Debenture (included in Exhibit 4.1).*
      4.3     Registration Rights Agreement.*
      5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation.
     12.1     Computation of Ratio of Earnings to Fixed Charges.*
     23.1     Consent of Arthur Andersen LLP, independent public
              accountants.*
     23.2     Consent of Wilson Sonsini Goodrich & Rosati, Professional
              Corporation (included in Exhibit 5.1).
     24.1     Power of Attorney of Officers and Directors of Sanmina
              Corporation (included on page II-4).*
     25.1     Form T-1 Statement of Eligibility of Trustee for Indenture
              under the Trust Indenture Act of 1939.*


-------------------------

(1) Incorporated by reference to Exhibit 3.2 previously filed with the Registrant's Report on Form 10-K for the fiscal year ended September 30, 1998.



(2) Incorporated by reference to Exhibit 3.3 previously filed with the Registrant's Registration Statement on Form S-1, No. 33-70700 filed with the Securities and Exchange Commission on February 19, 1993.



 *  Previously filed.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (a) To include any prospectus required by Section 10(a)(3) of the Securities Act,


             (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement,


             (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

     provided, however, that clauses (a) and (b) do not apply if the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
     Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on December 8, 2000.


                                          SANMINA CORPORATION

                                          By:        /s/ RICK ACKEL
                                            ------------------------------------

                                                         RICK ACKEL

                                                  Chief Financial Officer


     Pursuant to the requirements of Securities Act, this Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                    /s/ JURE SOLA                      Chairman of the Board          December 8, 2000
-----------------------------------------------------  and Chief Executive Officer
                      JURE SOLA                        (Principal Executive Officer)

                   /s/ RICK ACKEL                      Chief Financial Officer        December 8, 2000
-----------------------------------------------------  (Principal Financial and
                     RICK ACKEL                        Accounting Officer)

                          *                            Director                       December 8, 2000
-----------------------------------------------------
              BERNARD V. VONDERSCHMITT

                                                       Director                       December  , 2000
-----------------------------------------------------
                   JOHN C. BOLGER

                          *                            Director                       December 8, 2000
-----------------------------------------------------
                    NEIL R. BONKE

                          *                            Director                       December 8, 2000
-----------------------------------------------------
                    JOSEPH SCHELL

                          *                            Director                       December 8, 2000
-----------------------------------------------------
                   MARIO M. ROSATI

                 *By: /s/ RICK ACKEL                                                  December 8, 2000
  ------------------------------------------------
                     RICK ACKEL
                  Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            EXHIBIT TITLE
-------                           -------------
   3.1     Amended and Restated Certificate of Incorporation.(1)
   3.2     Bylaws.(2)
   4.1     Indenture.*
   4.2     Form of Debenture (included in Exhibit 4.1).*
   4.3     Registration Rights Agreement.*
   5.1     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation.
  12.1     Computation of Ratio of Earnings to Fixed Charges.*
  23.1     Consent of Arthur Andersen LLP, independent public
           accountants.*
  23.2     Consent of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation (included in Exhibit 5.1).
  24.1     Power of Attorney of certain directors and officers of
           Sanmina Corporation (included on page II-4).*
  25.1     Form T-1 Statement of Eligibility of Trustee for Indenture
           under the Trust Indenture Act of 1939.*


-------------------------

(1) Incorporated by reference to Exhibit 3.2 previously filed with the Registrant's Report on Form 10-K for the fiscal year ended September 30, 1998.



(2) Incorporated by reference to Exhibit 3.3 previously filed with the Registrant's Registration Statement on Form S-1, No. 33-70700 filed with the Securities and Exchange Commission on February 19, 1993.



 * Previously filed.